EXHIBIT 11.     STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

                     Years ended December 31, 1996 and 1995

                    (In thousands, except per share amounts)



PRIMARY:                                                            1996        1995
                                                                   -------     -------

Weighted average shares outstanding                                  2,460       2,084

Net effect of dilutive stock options and warrants based on
 the treasury stock method using average market price                   26           -
                                                                   -------------------
Total weighted average shares                                        2,486       2,084
                                                                   ===================

Net income (loss)                                                  $   882     $  (553)
                                                                   ===================

Income (loss) per share                                            $   .35     $ (0.27)
                                                                   ===================

      In calculating weighted average shares, all securities convertible into common stock are excluded if their inclusion would have the effect of increasing the earnings per share amount or decreasing the loss per share amount otherwise computed. Fully diluted earnings (loss) per share is not presented because it is anti-dilutive.

      For purposes of this schedule, weighted average shares and per share amounts shown for each period presented have been restated to give effect to a 1-for-10 reverse stock split implemented August 13, 1996.

      For each period presented, fully diluted earnings (loss) per share is considered to be the same as primary earnings (loss) per share, since the effect is immaterial and antidilutive.


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